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EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2016

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publically accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the CICA Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of five independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 28, 2017

SUNCOR ENERGY INC. ANNUAL REPORT 2016    77

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2016, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2016. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 28, 2017

78   SUNCOR ENERGY INC. ANNUAL REPORT 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Suncor Energy Inc.

We have audited the accompanying Consolidated Balance Sheets of Suncor Energy Inc. as of December 31, 2016 and December 31, 2015 and the Consolidated Statements of Comprehensive Income (Loss), Cash Flows and Changes in Equity for each of the years in the two-year period ended December 31, 2016. We also have audited Suncor's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on Suncor Energy Inc.'s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Consolidated Financial Statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Suncor Energy Inc. as of December 31, 2016 and December 31, 2015 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, Suncor Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants
Calgary, Alberta

February 28, 2017

SUNCOR ENERGY INC. ANNUAL REPORT 2016    79

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31 ($ millions)	Notes	2016	2015

Revenues and Other Income

Operating revenues, net of royalties	6	26 807	29 208

Other income	9	161	472

		26 968	29 680

Expenses

Purchases of crude oil and products		9 877	11 590

Operating, selling and general	10 and 27	9 150	8 607

Transportation		1 072	1 085

Depreciation, depletion, amortization and impairment	11 and 18	6 117	7 500

Exploration		289	478

Gain on disposal of assets	38	(68)	(110)

Financing expenses	12	445	2 557

		26 882	31 707

Earnings (Loss) before Income Taxes		86	(2 027)

Income Taxes	13

Current		153	892

Deferred		(512)	(924)

		(359)	(32)

Net Earnings (Loss)		445	(1 995)

Net Earnings (Loss) Attributable to:

Common Shareholders		434	(1 995)

Non-controlling interest	7	11	—

		445	(1 995)

Other Comprehensive (Loss) Income

Items Reclassified to Earnings:

Realized gain on assets available for sale, net of income taxes of $13	38	—	(85)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		(258)	846

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes of $5		(24)	212

Other Comprehensive (Loss) Income		(282)	973

Total Comprehensive Income (Loss)		163	(1 022)

Per Common Share (dollars)	14

Net earnings (loss) – basic and diluted		0.28	(1.38)

Net earnings (loss) – attributable to common shareholders – basic and diluted		0.27	(1.38)

Cash dividends		1.16	1.14

The accompanying notes are an integral part of the consolidated financial statements.

80   SUNCOR ENERGY INC. ANNUAL REPORT 2016

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2016 (see note 7)	December 31 2015

Assets

Current assets

Cash and cash equivalents	15	3 016	4 049

Accounts receivable		3 182	2 751

Inventories	17	3 240	3 090

Income taxes receivable		376	538

Assets held for sale	39	1 205	—

Total current assets		11 019	10 428

Property, plant and equipment, net	18, 34, 35, 36 and 37	71 259	61 151

Exploration and evaluation	19	2 038	1 681

Other assets	20	1 248	1 153

Goodwill and other intangible assets	21	3 075	3 079

Deferred income taxes	13	63	35

Total assets		88 702	77 527

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	22	1 273	747

Current portion of long-term debt	22	54	70

Accounts payable and accrued liabilities		5 588	5 306

Current portion of provisions	25	781	769

Income taxes payable		224	244

Liabilities associated with assets held for sale	39	197	—

Total current liabilities		8 117	7 136

Long-term debt	22	16 103	14 486

Other long-term liabilities	23	2 067	1 573

Provisions	25	6 542	5 339

Deferred income taxes	13	11 243	9 954

Equity		44 630	39 039

Total liabilities and shareholders' equity		88 702	77 527

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steven W. Williams	Michael W. O'Brien
Director	Director

February 28, 2017

SUNCOR ENERGY INC. ANNUAL REPORT 2016    81

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2016	2015

Operating Activities

Net earnings (loss)		445	(1 995)

Adjustments for:

Depreciation, depletion, amortization and impairment		6 117	7 500

Deferred income taxes		(512)	(924)

Accretion		269	197

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(458)	1 967

Change in fair value of financial instruments and trading inventory		(7)	87

Gain on disposal of assets		(68)	(110)

Loss on extinguishment of long-term debt	12	99	—

Share-based compensation		142	18

Exploration		204	255

Settlement of decommissioning and restoration liabilities		(269)	(302)

Other		26	113

(Increase) decrease in non-cash working capital	16	(308)	78

Cash flow provided by operating activities		5 680	6 884

Investing Activities

Capital and exploration expenditures		(6 582)	(6 667)

Cash acquired from Canadian Oil Sands Limited	7	109	—

Acquisitions	8, 34, 35 and 36	(1 014)	(360)

Proceeds from disposal of assets		229	277

Other investments		(25)	(18)

(Increase) in non-cash working capital	16	(224)	(3)

Cash flow used in investing activities		(7 507)	(6 771)

Financing Activities

Net change in short-term debt		531	(203)

Repayment of long-term debt		(1 693)	(55)

Issuance of long-term debt	12	993	—

Issuance of common shares under share option plans		133	95

Issuance (purchase) of common shares	26	2 782	(43)

Dividends paid on common shares		(1 877)	(1 648)

Cash flow provided by (used in) financing activities		869	(1 854)

Decrease in Cash and Cash Equivalents		(958)	(1 741)

Effect of foreign exchange on cash and cash equivalents		(75)	295

Cash and cash equivalents at beginning of year		4 049	5 495

Cash and Cash Equivalents at End of Year		3 016	4 049

Supplementary Cash Flow Information

Interest paid		992	881

Income taxes (received) paid		(161)	1 424

The accompanying notes are an integral part of the consolidated financial statements.

82   SUNCOR ENERGY INC. ANNUAL REPORT 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- Controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2014		19 311	609	504	—	21 179	41 603	1 444 119

Net loss		—	—	—	—	(1 995)	(1 995)	—

Foreign currency translation adjustment		—	—	846	—	—	846	—

Realized gain on disposal of assets available for sale, net of income taxes of $13	38	—	—	(85)	—	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $75		—	—	—	—	212	212	—

Total comprehensive income (loss)		—	—	761	—	(1 783)	(1 022)	—

Issued under share option plans		125	(20)	—	—	—	105	3 124

Issued under dividend reinvestment plan		47	—	—	—	(47)	—	—

Purchase of common shares for cancellation	26	(17)	—	—	—	(26)	(43)	(1 230)

Share-based compensation		—	44	—	—	—	44	—

Dividends paid on common shares		—	—	—	—	(1 648)	(1 648)	—

At December 31, 2015		19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings		—	—	—	11	434	445	—

Foreign currency translation adjustment		—	—	(258)	—	—	(258)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $5		—	—	—	—	(24)	(24)	—

Total comprehensive (loss) income		—	—	(258)	11	410	163	—

Issued under share option plans		216	(84)	—	—	—	132	3 983

Issued for cash, net of income taxes of $26	26	2 808	—	—	—	—	2 808	82 225

Issued for the acquisition of Canadian Oil Sands Limited	7	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Limited	7	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation		—	39	—	—	—	39	—

Dividends paid on common shares		—	—	—	—	(1 877)	(1 877)	—

At December 31, 2016		26 942	588	1 007	—	16 093	44 630	1 667 914

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2016    83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 28, 2017.

Comparative figures have been reclassified to conform to the current year financial statement presentation for the revenues and expenses for the company's ethanol business that is presented in the Refining and Marketing segment, and was previously presented in the Corporate, Energy Trading and Eliminations segment (note 6).

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgments. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated in preparing the consolidated financial statements.

Certain of the company's activities are conducted through joint operations, and the consolidated financial statements reflect the company's proportionate share of the joint operations' assets, liabilities, revenues and expenses, on a line-by-line basis.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

84   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's share of the assets, liabilities, revenues and expenses is included in the consolidated financial statements.

Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

(c) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(d) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working-interest share of production results in production underlifts or overlifts, respectively. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Changes in the value of underlifted or overlifted barrels are recognized in revenue when the barrels are settled. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the company and the respective government. Assuming collection is reasonably assured, Cost Recovery Oil and Profit Oil are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(f) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

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Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs of disposal, and any changes in fair value are recognized within Other Income.

(g) Assets Held for Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in (Gain) Loss on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(h) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(i) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(j) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs

86   SUNCOR ENERGY INC. ANNUAL REPORT 2016

associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries, ethanol and lubricants plants	20 to 40 years

Marketing and other distribution assets	20 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

(k) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(l) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount

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of the CGU or asset is increased to its revised recoverable amount which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that financial assets that are carried at amortized cost are impaired. If a financial asset carried at amortized cost is impaired, the impairment is recognized in Operating, Selling and General expense.

(m) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expenses with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(n) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(o) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expenses. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(p) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to liabilities. When awards are

88   SUNCOR ENERGY INC. ANNUAL REPORT 2016

surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(q) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss; assets available for sale; held-to-maturity investments; loans and receivables, and financial liabilities measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies derivative financial instruments as fair value through profit and loss, cash and cash equivalents and accounts receivable as loans and receivables, financial instruments included in other assets as available for sale, and accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of the Corporate, Energy Trading and Eliminations segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(r) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(s) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(t) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

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(u) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

(v) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period. Emissions are treated as a cost of production and, as such, are recognized in Operating, Selling and General expense in the period in which the emissions occurred.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2016 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2016, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and

90   SUNCOR ENERGY INC. ANNUAL REPORT 2016

interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the TROTM process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each

SUNCOR ENERGY INC. ANNUAL REPORT 2016    91

jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Statement of Cash Flows

In January 2016, the IASB issued an amendment to IAS 7 Statement of Cash Flows. The amendment to IAS 7 requires additional disclosures for changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings, and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for fiscal years beginning on or after January 1, 2017, and is applied on a prospective basis. The adoption of this standard is not expected to have a material impact on the company's disclosures.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard is not expected to have a material impact on the company's disclosure.

92   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating remaining. IFRS 16 is effective January 1, 2019, with earlier application permitted. IFRS 16 is expected to significantly increase the company's long-term assets and liabilities, increase depreciation, depletion, amortization and impairment, increase financing expense and reduce operating, selling and general expense. The company has developed a transition team to assess the impact of IFRS 16 and implement the necessary changes to accounting systems, processes and internal controls as a result of the new standard.

Share-based payments

In June 2016, the IASB issued the final amendments to IFRS 2 Share-based payments that clarify the classification and measurement of share-based payment transactions. This includes the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's operations in the Athabasca oil sands in Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Fort Hills mining project as well as its ownership interest in the Syncrude oil sands mining and upgrading joint operation, located near Fort McMurray, Alberta. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and that they operate in the same geographic area and regulatory environment.

•
Exploration and Production includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria, and exploration and production of natural gas and natural gas liquids in Western Canada. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely. Due to political unrest in Libya, the company's production remained substantially shut in through the majority of 2016.

•
Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada that is currently classified as Assets Held for Sale (note 39).

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewables projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

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Comparative figures have been reclassified to conform to the current year financial statement presentation for the revenues and expenses for the company's ethanol business that is presented in the Refining and Marketing segment, and was previously presented in Corporate, Energy Trading and Eliminations. The reclassification resulted in an increase in net earnings for the Refining and Marketing segment and an increase in net loss for Corporate, Energy Trading and Eliminations of $40 million for the year ended December 31, 2015.

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Revenues and Other Income						(restated )		(restated )

Gross revenues	7 229	7 174	2 329	2 524	17 459	19 839	55	52	27 072	29 589

Intersegment revenues	2 293	2 158	115	88	108	43	(2 516)	(2 289)	—	—

Less: Royalties	(52)	(114)	(213)	(267)	—	—	—	—	(265)	(381)

Operating revenues, net of royalties	9 470	9 218	2 231	2 345	17 567	19 882	(2 461)	(2 237)	26 807	29 208

Other income	26	146	45	150	16	86	74	90	161	472

	9 496	9 364	2 276	2 495	17 583	19 968	(2 387)	(2 147)	26 968	29 680

Expenses

Purchases of crude oil and products	548	319	—	3	11 754	13 571	(2 425)	(2 303)	9 877	11 590

Operating, selling and general	5 777	5 220	483	502	2 203	2 219	687	666	9 150	8 607

Transportation	666	645	86	98	366	388	(46)	(46)	1 072	1 085

Depreciation, depletion, amortization and impairment	3 864	3 583	1 381	3 106	702	685	170	126	6 117	7 500

Exploration	30	120	259	358	—	—	—	—	289	478

(Gain) loss on disposal of assets	(33)	8	—	(5)	(35)	(109)	—	(4)	(68)	(110)

Financing expenses	234	150	82	82	10	(14)	119	2 339	445	2 557

	11 086	10 045	2 291	4 144	15 000	16 740	(1 495)	778	26 882	31 707

(Loss) Earnings before Income Taxes	(1 590)	(681)	(15)	(1 649)	2 583	3 228	(892)	(2 925)	86	(2 027)

Income Taxes

Current	(363)	3	301	344	681	943	(466)	(398)	153	892

Deferred	(78)	172	(506)	(1 235)	12	(21)	60	160	(512)	(924)

	(441)	175	(205)	(891)	693	922	(406)	(238)	(359)	(32)

Net (Loss) Earnings	(1 149)	(856)	190	(758)	1 890	2 306	(486)	(2 687)	445	(1 995)

Capital and Exploration Expenditures	4 724	4 181	1 139	1 459	685	821	34	206	6 582	6 667

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2016	2015

Canada	21 555	23 147

United States	3 695	4 246

Other foreign	1 557	1 815

	26 807	29 208

94   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Non-Current Assets(1)

($ millions)	Dec 31 2016	Dec 31 2015

Canada	74 906	61 592

United States	1 509	1 852

Other foreign	1 205	3 620

	77 620	67 064

(1)
Excludes deferred income tax assets.

7. ACQUISITION OF CANADIAN OIL SANDS LIMITED (COS)

On February 5, 2016, Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the TSX on the acquisition date.

COS owned a 36.74% interest in the Syncrude joint operation. Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

Purchase Price Consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition, resulting in the issuance of an additional 36.7 million Suncor common shares, which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

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Purchase Price Allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of Canadian Oil Sands	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

During the second quarter of 2016 the company repurchased US$688 million of debt acquired through the acquisition of COS. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

96   SUNCOR ENERGY INC. ANNUAL REPORT 2016

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that were attributable to the NCI owners.

As part of the acquisition, the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments that commenced in the first quarter of 2016.

Acquisition costs of $29 million have been charged to Operating, Selling and General expense in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2016.

The acquisition of COS contributed $1.9 billion to gross revenues and a loss of $69 million to consolidated net income from the acquisition date to December 31, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $2.1 billion to gross revenues and a loss of $105 million to consolidated net income, which would have resulted in gross revenues of $27 billion and a consolidated net income of $408 million for the year ended December 31, 2016.

8. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN SYNCRUDE

On June 23, 2016, Suncor completed the purchase of an additional 5% working interest in the Syncrude joint operation from Murphy Oil Corporation's Canadian subsidiary for $946 million after purchase price adjustments. The purchase increased Suncor's share in the Syncrude joint operation to 53.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at June 23, 2016.

($ millions)

Accounts receivable	8

Inventory	19

Property, plant and equipment	1 330

Exploration and evaluation	82

Total assets acquired	1 439

Accounts payable and other liabilities	(29)

Employee future benefits	(49)

Decommissioning provision	(187)

Deferred income taxes	(228)

Total liabilities assumed	(493)

Net assets acquired	946

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of crude inventory was determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities. All of the key assumptions were applied on a consistent basis as the COS acquisition (note 7).

The additional interest in Syncrude contributed $191 million to gross revenues and $7 million to consolidated net income from the acquisition date to December 31, 2016.

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Had the acquisition occurred on January 1, 2016, the additional interest would have contributed $275 million to gross revenues and a loss of $26 million to consolidated net income, which would have resulted in gross revenues of $27 billion and consolidated net income of $412 million for the year ended December 31, 2016.

9. OTHER INCOME

Other income consists of the following:

($ millions)	2016	2015

Energy trading activities

Unrealized (losses) gains recognized in earnings during the period	(47)	28

Gains on inventory valuation	62	43

Risk management activities(1)	(25)	93

Risk mitigation and insurance proceeds(2)	41	121

Investment and interest income	77	62

Renewable energy grants	24	30

Change in value of pipeline commitments and other	29	95

	161	472

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward-starting interest rate swaps in the Corporate segment.

(2)
Includes property damage insurance proceeds recorded in the fourth quarter of 2016 for Syncrude in the Oil Sands segment, and property damage insurance proceeds recorded in the second quarter of 2016 and business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset in the Exploration and Production segment.

10. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2016	2015

Contract services(1)	3 363	3 162

Employee costs(1)	3 412	2 920

Materials	705	1 140

Energy	994	756

Equipment rentals and leases	267	289

Travel, marketing and other	409	340

	9 150	8 607

(1)
The company incurred $7.2 billion of contract services and employee costs for the year ended December 31, 2016 (2015 – $6.5 billion), of which $6.8 billion (2015 – $6.1 billion) was recorded in Operating, Selling and General expense and $0.4 billion was recorded as Property, Plant and Equipment (2015 – $0.4 billion). Employee costs include salaries, benefits and share-based compensation.

11. ASSET IMPAIRMENT AND DERECOGNITION

During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as a result of the uncertainty of future benefits from these assets. As well, the company also recorded after-tax derecognition charges of $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy assets, as a result of the uncertainty of future benefits from these assets.

98   SUNCOR ENERGY INC. ANNUAL REPORT 2016

During the second quarter of 2016, the company recognized an impairment charge of $33 million (net of taxes of $119 million) against certain Exploration and Evaluation assets in Norway as a result of future development uncertainty.

The impairments noted below were recognized during the year ended December 31, 2015.

Oil Sands

As a result of the decline in the crude oil price environment for the year ended December 31, 2015, the company performed impairment tests on its CGUs in the Oil Sands segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the assumptions disclosed for the Oil Sands CGUs in note 21.

Joslyn Mining Project

As a result of the decline in crude oil prices and uncertainty in the timing of development plans, the company recognized an impairment charge of $290 million (net of taxes of $106 million) during the fourth quarter of 2015 related to its Exploration and Evaluation assets. The remaining carrying value of the company's share of the Joslyn mining project at December 31, 2015 was $nil.

Other

During the fourth quarter of 2015, the company recorded an impairment charge of $96 million (net of taxes of $34 million) in the Oil Sands segment following a review of certain assets, including engineering costs related to In Situ expansion, that no longer fit with Suncor's growth strategies and are not expected to be repurposed or otherwise deployed.

Exploration and Production

Libya

During the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, asset damages confirmed during the fourth quarter, and the increasing uncertainty with respect to the company's return to normal operations in the country, the company recognized an impairment charge of $415 million (net of taxes of $nil) related to the remaining net assets of its Libyan Property, Plant and Equipment ($306 million), Exploration and Evaluation assets ($76 million) and inventory ($33 million).

Other

As a result of the decline in the crude oil price environment for the year ended December 31, 2015, the company performed impairment tests on its CGUs in the Exploration and Production segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the following assumptions (Level 3 fair value inputs – see note 28):

•
Brent price forecasts of US$46.60/bbl in 2016, US$56.20/bbl in 2017, and US$63.80/bbl in 2018 (all expressed in today's dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials; and

•
Risk-adjusted discount rate of 9.0% on after-tax cash flows.

As a result of the impairment tests carried out as at December 31, 2015, the company recorded impairment charges of $359 million (net of taxes of $128 million) on its share of the White Rose assets, $331 million (net of taxes of $335 million) on its share of the Golden Eagle assets, and $54 million (net of taxes of $19 million) on its share of the Terra Nova assets. At December 31, 2015, the remaining carrying values of the White Rose, Golden Eagle, and Terra Nova assets were $520 million, $1.0 billion, and $910 million, respectively.

Estimates of the recoverable amounts of these assets are sensitive to discount rate and prices. A 1% increase in the discount rate would have resulted in an increase to after-tax impairment charges of $20 million related to the company's share of the White Rose assets, $15 million related to the company's share of the Golden Eagle assets, and $35 million related to the company's share of the Terra Nova assets. A 5% decrease in price would have resulted in an increase to after-tax impairment charges of $65 million on the company's share of the White Rose assets, $45 million related to the company's share of the Golden Eagle assets, and $85 million on the company's share of the Terra Nova assets.

During the fourth quarter of 2015, the company recognized an impairment charge to its exploration and evaluation assets of $54 million (net of taxes of $19 million) related to the Ballicatters East Coast Canada well as a result of future development uncertainty.

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12. FINANCING EXPENSES

($ millions)	2016	2015

Interest on debt and finance leases	1 012	870

Capitalized interest at 5.7% (2015 – 5.8%)	(597)	(447)

Interest expense	415	423

Interest on pension and other post-retirement benefits	59	52

Accretion	269	197

Foreign exchange (gain) loss on U.S. dollar denominated debt	(458)	1 967

Foreign exchange and other	61	(82)

Loss on extinguishment of long-term debt	99	—

	445	2 557

During the second quarter of 2016, the company purchased US$688 million ($891 million) principal value (book value of $864 million) of subsidiary debt acquired through the acquisition of COS (note 7) for US$751 million ($973 million) including US$8 million ($10 million) of accrued interest, resulting in a debt extinguishment loss of $99 million. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

During the third quarter of 2016, the company issued $700 million of senior unsecured Series 5 Medium Term Notes maturing on September 14, 2026. The notes have a coupon of 3.00% and were priced at $99.751 per Note for an effective yield of 3.029%. The company also issued $300 million of senior unsecured Series 5 Medium Term Notes maturing on September 13, 2046. The Notes have a coupon of 4.34% and were priced at $99.900 per Note for an effective yield of 4.346%.

13. INCOME TAXES

Income Tax (Recovery) Expense

($ millions)	2016	2015

Current:

Current year	222	913

Adjustments to current income tax of prior years	(69)	(21)

Deferred:

Origination of temporary differences	(313)	(998)

Adjustments in respect of deferred income tax of prior years	67	57

Changes in tax rates and legislation	(190)	17

Recognition of previously unrecognized deferred tax assets	(76)	—

	(359)	(32)

100   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2016	2015

Earnings (loss) before income tax	86	(2 027)

Canadian statutory tax rate	27.00%	26.34%

Statutory tax	23	(534)

Add (deduct) the tax effect of:

Non-taxable component of capital (gains) losses	(60)	236

Share-based compensation and other permanent items	19	(3)

Assessments and adjustments	(2)	36

Impact of income tax rate and legislative changes	(190)	17

Foreign tax rate differential	(28)	(142)

Non-taxable impairment charge	—	109

Tax (gains) losses for which no deferred income tax asset was recognized	(50)	240

Recognition of deferred income tax asset previously unrecognized	(76)	—

Other	5	9

	(359)	(32)

Deferred Income Tax Balances

Deferred income tax expense (recovery) and net liabilities in the company's consolidated financial statements were comprised of the following:

	Net Earnings (Loss)		Consolidated Balance Sheets (1)

($ millions)	2016	2015	Dec 31 2016	Dec 31 2015

Property, plant and equipment	(864)	(466)	13 864	11 983

Decommissioning and restoration provision	342	(66)	(1 701)	(1 373)

Employee retirement benefit plans	(23)	(35)	(648)	(523)

Tax loss carry-forwards	(10)	(58)	(109)	(99)

Partnership deferral reserve	(78)	(56)	—	78

Foreign exchange and other	121	(243)	(226)	(147)

	(512)	(924)	11 180	9 919

(1)
The current and non-current portion of the deferred income tax liability and asset are as follows:

($ millions)	Dec 31 2016	Dec 31 2015

Deferred income tax liability expected to reverse within 12 months	195	395

Deferred income tax asset expected to reverse within 12 months	(21)	(18)

Deferred income tax liability expected to reverse after 12 months	11 048	9 559

Deferred income tax asset expected to reverse after 12 months	(42)	(17)

Net deferred income tax liability	11 180	9 919

SUNCOR ENERGY INC. ANNUAL REPORT 2016    101

Change in Deferred Income Tax Balances

($ millions)	2016	2015

Beginning of year	9 919	10 517

Recognized in deferred income tax expense	(512)	(924)

Recognized in other comprehensive income	(5)	75

Recognized in equity	(26)	—

Acquisition	2 054	—

Foreign exchange, disposition and other	(179)	251

Reclassified to assets held for sale (note 39)	(71)	—

End of year	11 180	9 919

Deferred Tax in Shareholders' Equity

	Year ended December 31

($ millions)	2016	2015

Deferred Tax in Comprehensive Income (Loss)

Realized gain on assets available for sale	—	13

Actuarial gain (loss) on employment retirement benefit plans	5	(75)

Deferred Tax in Equity

Common share issuance	26	—

	31	(62)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future tax profits is probable. Suncor has not recognized a $125 million (2015 – $240 million) deferred tax asset on $926 million (2015 – $1.8 billion) of capital losses on foreign exchange on U.S. dollar denominated debt which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2016, on temporary differences of approximately $9.9 billion (2015 – $11.1 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

In the fourth quarter of 2016, the Government of Quebec enacted a decrease in the corporate income tax rate from 11.9% to 11.5% over four years effective January 1, 2017. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $10 million.

In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million.

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $406 million.

Canada Revenue Agency Update

In the fourth quarter of 2016, the Tax Court of Canada issued a favourable Order resolving the previously disclosed $1.3 billion tax dispute with the Canada Revenue Agency (CRA). The dispute was regarding the income tax treatment of

102   SUNCOR ENERGY INC. ANNUAL REPORT 2016

realized losses in 2007 on the settlement of certain derivative contracts. The Tax Court of Canada Order has confirmed the successful resolution of the matter between Suncor and the CRA, resulting in no additional taxes, interest or penalties. All of the security which Suncor had posted with respect to this item has now been returned to the company.

14. EARNINGS (LOSS) PER COMMON SHARE

($ millions)	2016	2015

Net earnings (loss)	445	(1 995)

Dilutive impact of accounting for awards as equity-settled(1)	(1)	—

Net earnings (loss) – diluted	444	(1 995)

Net earnings (loss) attributable to common shareholders	434	(1 995)

Dilutive impact of accounting for awards as equity-settled(1)	(1)	—

Net earnings (loss) – diluted attributable to common shareholders	433	(1 995)

(millions of common shares)

Weighted average number of common shares	1 610	1 446

Dilutive securities:

Effect of share options	2	1

Weighted average number of diluted common shares	1 612	1 447

(dollars per common share)

Basic and diluted earnings (loss) per share	0.28	(1.38)

Basic and diluted earnings (loss) per share attributable to common shareholders	0.27	(1.38)

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings (loss) per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the year ended December 31, 2016.

15. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2016	Dec 31 2015

Cash	1 103	846

Cash equivalents	1 913	3 203

	3 016	4 049

SUNCOR ENERGY INC. ANNUAL REPORT 2016    103

16. SUPPLEMENTAL CASH FLOW INFORMATION

The decrease (increase) in non-cash working capital is comprised of:

($ millions)	2016	2015

Accounts receivable	(471)	1 377

Inventories	(218)	458

Accounts payable and accrued liabilities	110	(327)

Current portion of provisions	(98)	(18)

Income taxes payable (net)	145	(1 415)

	(532)	75

Relating to:

Operating activities	(308)	78

Investing activities	(224)	(3)

	(532)	75

17. INVENTORIES

($ millions)	Dec 31 2016	Dec 31 2015

Crude oil	1 110	1 073

Refined products	1 193	1 184

Materials, supplies and merchandise	680	581

Energy trading commodity inventories	515	252

Reclassified to assets held for sale (note 39)	(258)	—

	3 240	3 090

During 2016, product inventories of $10.1 billion (2015 – $11.9 billion) were recorded as an expense. There was a write-down of crude oil of $32 million (2015 – $40 million), a write-down of refined products of $nil (2015 – $19 million), and a write-down of materials, supplies and merchandise of $26 million in 2016 (2015 – $18 million). Energy trading commodity inventories are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

104   SUNCOR ENERGY INC. ANNUAL REPORT 2016

18. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2014	29 235	55 587	84 822

Additions	1 783	4 646	6 429

Acquisitions (note 36)	—	888	888

Changes in decommissioning and restoration	381	15	396

Disposals and derecognition	(3)	(618)	(621)

Foreign exchange adjustments	1 239	559	1 798

At December 31, 2015	32 635	61 077	93 712

Additions	1 428	5 142	6 570

Transfers from exploration and evaluation	65	—	65

Acquisitions (notes 7, 8)	1 678	9 128	10 806

Changes in decommissioning and restoration	(68)	21	(47)

Disposals and derecognition	(166)	(803)	(969)

Foreign exchange adjustments	(1 431)	(121)	(1 552)

Reclassified to assets held for sale (note 39)	—	(907)	(907)

At December 31, 2016	34 141	73 537	107 678

Accumulated provision

At December 31, 2014	(9 937)	(15 085)	(25 022)

Depreciation and depletion	(2 280)	(2 779)	(5 059)

Impairment (note 11)	(1 596)	(131)	(1 727)

Disposals and derecognition	—	200	200

Foreign exchange adjustments	(629)	(324)	(953)

At December 31, 2015	(14 442)	(18 119)	(32 561)

Depreciation and depletion	(2 598)	(3 133)	(5 731)

Disposals and derecognition	—	645	645

Foreign exchange adjustments	978	55	1 033

Reclassified to assets held for sale (note 39)	—	195	195

At December 31, 2016	(16 062)	(20 357)	(36 419)

Net property, plant and equipment

December 31, 2015	18 193	42 958	61 151

December 31, 2016	18 079	53 180	71 259

SUNCOR ENERGY INC. ANNUAL REPORT 2016    105

	Dec 31, 2016			Dec 31, 2015

($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value

Oil Sands	73 882	(19 341)	54 541	58 958	(15 991)	42 967

Exploration and Production	20 058	(12 020)	8 038	20 469	(11 810)	8 659

Refining and Marketing	12 741	(4 363)	8 378	12 657	(3 965)	8 692

Corporate, Energy Trading and Eliminations	997	(695)	302	1 628	(795)	833

	107 678	(36 419)	71 259	93 712	(32 561)	61 151

At December 31, 2016, the balance of assets under construction and not subject to depreciation or depletion was $16.0 billion (December 31, 2015 – $12.8 billion).

At December 31, 2016, Property, Plant and Equipment included finance leases with a net book value of $1.2 billion (December 31, 2015 – $1.2 billion).

19. EXPLORATION AND EVALUATION ASSETS

($ millions)	2016	2015

Beginning of year	1 681	2 248

Acquisitions and additions (Note 7, 8 and 35)	787	240

Transfers to oil and gas assets	(65)	—

Dry hole expenses	(204)	(255)

Impairment (note 11)	(152)	(556)

Amortization	(1)	(7)

Foreign exchange adjustments	(8)	11

End of year	2 038	1 681

20. OTHER ASSETS

($ millions)	Dec 31 2016	Dec 31 2015

Investments (note 38)	191	211

Prepaids and other	1 057	942

	1 248	1 153

Prepaids and other includes long-term accounts receivables related to deposits paid on Notices of Reassessments that have been received from the CRA and are unlikely to be settled within one year.

106   SUNCOR ENERGY INC. ANNUAL REPORT 2016

21. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At December 31, 2014	2 752	148	166	17	3 083

Amortization	—	—	—	(4)	(4)

At December 31, 2015	2 752	148	166	13	3 079

Amortization	—	—	—	(4)	(4)

At December 31, 2016	2 752	148	166	9	3 075

The company performed a goodwill impairment test at December 31, 2016 on its Oil Sands CGUs. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plans have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 8% (2015 – 8%). The company based its cash flow projections on an average West Texas Intermediate (WTI) price of US$55.00 per barrel in 2017, US$60.90 per barrel in 2018, US$66.47 per barrel in 2019, and then escalating at an average of 4% per year from 2020 – 2022 and at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 20 years to 50 years based on the reserves life of the respective CGU. As a result of this analysis, management did not identify impairment within any of the CGUs comprising the Oil Sands operating segment and the associated allocated goodwill.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on the fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on the business plan and historical results adjusted for current economic conditions, and escalated using an inflation rate of 2% of revenue and operating costs. The after-tax discount rates applied to the cash flow projection were between 10% and 15% (2015 – between 10% and 15%). As a result of this analysis, no impairment was identified within the operating segment or the associated allocated goodwill.

22. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2016	Dec 31 2015

Commercial paper(1)	1 273	747

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $4.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2016 was 0.97% (December 31, 2015 – 0.5%).

SUNCOR ENERGY INC. ANNUAL REPORT 2016    107

Long-Term Debt

($ millions)	Dec 31 2016	Dec 31 2015

Fixed-term debt, redeemable at the option of the company(2)

6.85% Notes, due 2039 (US$750)	1 004	1 038

6.80% Notes, due 2038 (US$900)	1 231	1 277

6.50% Notes, due 2038 (US$1150)	1 540	1 592

5.95% Notes, due 2035 (US$600)	769	780

5.95% Notes, due 2034 (US$500)	669	692

5.35% Notes, due 2033 (US$300)	368	368

7.15% Notes, due 2032 (US$500)	670	692

3.60% Notes, due 2024 (US$750)	1 002	1 038

3.10% Series 5 Medium Term Notes, due 2021	748	750

6.10% Notes, due 2018 (US$1250)	1 678	1 730

6.05% Notes, due 2018 (US$600)	809	836

7.00% Debentures, due 2028 (US$250)	342	355

7.875% Debentures, due 2026 (US$275)	391	412

9.25% Debentures, due 2021 (US$300)	440	472

5.39% Series 4 Medium Term Notes, due 2037	599	600

5.80% Series 4 Medium Term Notes, due 2018	700	700

3.00% Series 5 Medium Term Notes, due 2026(3)	698	—

4.34% Series 5 Medium Term Notes, due 2046(4)	300	—

4.50% Notes, due 2022 (US$182)(5)	225	—

6.00% Notes, due 2042 (US$152)(5)	151	—

9.40% Notes, due 2021 (US$220)(5)(6)	325	—

7.75% Notes, due 2019 (US$223)(5)	317	—

8.20% Notes, due 2027 (US$59)(5)	87	—

Total unsecured long-term debt	15 063	13 332

Secured long-term debt	—	13

Finance leases(7)	1 134	1 268

Deferred financing costs	(40)	(57)

	16 157	14 556

Current portion of long-term debt

Finance leases	(54)	(57)

Secured long-term debt	—	(13)

	(54)	(70)

Total long-term debt	16 103	14 486

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
In September 2016, the company issued $700 million of senior unsecured series 5 medium term notes maturing on September 14, 2026. The notes have a coupon of 3.00% and were priced at $99.751 per note for an effective yield of 3.029%. Interest is paid semi-annually.

(4)
In September 2016, the company issued $300 million of senior unsecured series 5 medium term notes maturing on September 13, 2046. The notes have a coupon of 4.34% and were priced at $99.900 per note for an effective yield of 4.346%. Interest is paid semi-annually.

(5)
Debt acquired through the acquisition of COS (note 7).

(6)
Subsequent to the acquisition of COS, Moody's Investors Services downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.40%.

(7)
Interest rates range from 4.6% to 16.5% and maturity dates range from 2017 to 2052.

108   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Scheduled Debt Repayments

Scheduled principal repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2017	1 328

2018	3 240

2019	322

2020	25

2021	1 476

Thereafter	11 099

17 490

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2016

Fully revolving and expires in 2019	7 685

Fully revolving and expires in 2018	1 750

Fully revolving and expires in 2017(2)	950

Can be terminated at any time at the option of the lenders	164

Total credit facilities	10 549

Credit facilities supporting outstanding commercial paper	(1 273)

Credit facilities supporting standby letters of credit(1)	(1 139)

Total unutilized credit facilities(2)	8 137

(1)
To reduce costs, the company supported certain credit facilities with $1 032 million of cash collateral as at December 31, 2016 (December 31, 2015 – $1 348 million).

(2)
Available credit facilities for general purposes were $7 467 million at December 31, 2016 (December 31, 2015 – $7 034 million). Subsequent to year end, the company cancelled a $950 million credit facility that was acquired through the acquisition of COS (note 7), reducing available lines of credit to $6.5 billion.

23. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2016	Dec 31 2015

Pensions and other post-retirement benefits (note 24)	1 464	1 026

Share-based compensation plans (note 27)	364	309

Deferred revenue	55	60

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(1)	83	87

Other	131	91

Reclassified to assets held for sale (note 39)	(30)	—

	2 067	1 573

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2016, the carrying amount of the Libya EPSAs signature bonus was $85 million (December 31, 2015 – $90 million). The current portion is $2 million (December 31, 2015 – $3 million) and is recorded in Accounts Payable and Accrued Liabilities.

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24. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these plans is subject to the funding policy as approved by the Board of Directors. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the United States. The most recent valuations for the Canadian plans were performed as at December 31, 2013, and for the International plans were performed as at December 31, 2015. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

110   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2016	2015	2016	2015

Change in benefit obligation

Benefit obligation at beginning of year	4 611	4 542	502	498

Obligations acquired through acquisition of COS (note 7)	1 352	—	73	—

Current service costs	189	167	13	11

Plan participants' contributions	14	14	—	—

Benefits paid	(272)	(214)	(21)	(19)

Interest costs	238	183	23	19

Foreign exchange	(46)	43	(1)	4

Settlements	8	2	—	—

Actuarial remeasurement:

Experience loss (gain) arising on plan liabilities	7	(20)	(5)	(4)

Actuarial loss (gain) arising from changes in demographic assumptions	8	—	(1)	(5)

Actuarial loss (gain) arising from changes in financial assumptions	171	(106)	4	(2)

Benefit obligation at end of year	6 280	4 611	587	502

Change in plan assets

Fair value of plan assets at beginning of year	4 040	3 755	—	—

Assets acquired through acquisition of COS (note 7)	1 060	—	—	—

Employer contributions	165	112	—	—

Plan participants' contributions	14	14	—	—

Benefits paid	(249)	(195)	—	—

Foreign exchange	(37)	54	—	—

Settlements	8	2	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	202	150	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	155	150	—	—

Fair value of plan assets at end of year	5 356	4 040	—	—

Net unfunded obligation	924	571	587	502

Of the total net unfunded obligation as at December 31, 2016, 66% relates to Canadian pension and other post-retirement benefits obligation (excluding Syncrude) (December 31, 2015 – 85%). The weighted average duration of the defined benefit obligation under the Canadian pension and other post-retirement plans (excluding Syncrude) is 14.06 years (2015 – 14.9 years).

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities of $47 million and Other Long-Term Liabilities (note 23) in the Consolidated Balance Sheets.

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	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2016	2015	2016	2015

Analysis of amount charged to earnings:

Current service costs	189	167	13	11

Interest costs	36	33	23	19

Defined benefit plans expense	225	200	36	30

Defined contribution plans expense	76	71	—	—

Total benefit plans expense charged to earnings	301	271	36	30

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2016	2015	2016	2015

Return on plan assets (excluding amounts included in net interest expense)	(155)	(150)	—	—

Experience loss (gain) arising on plan liabilities	7	(20)	(5)	(4)

Actuarial loss (gain) arising from changes in financial assumptions	8	(106)	(1)	(2)

Actuarial loss (gain) arising from changes in demographic assumptions	171	—	4	(5)

Actuarial loss (gain) recognized in other comprehensive income	31	(276)	(2)	(11)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015

Discount rate	3.90	4.00	3.80	3.90

Rate of compensation increase	3.20	2.90	3.00	3.20

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2016 that the health care costs would increase annually by 6.50% per person (2015 – 7%). This rate will remain constant in 2017 and will decrease 0.5% annually to 5% by 2022, and remain at that level thereafter.

112   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumed assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(21)	27

Effect on the benefit obligations	(808)	1 041

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(70)	87

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	33	(28)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2016	2015

Equities, comprised of:

– Canada	19	17

– United States	23	24

– Foreign	17	19

	59	60

Fixed income, comprised of:

– Canada	39	40

Real estate, comprised of:

– Canada	2	—

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and bond securities are based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

During the year, the company made cash contributions of $165 million to its defined benefit pension plans, of which $3 million was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2017 of $176 million.

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25. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total

At December 31, 2014	5 101	272	274	5 647

Liabilities incurred	290	5	60	355

Change in discount rate	(347)	—	—	(347)

Changes in estimates	426	49	5	480

Liabilities settled	(302)	(3)	(63)	(368)

Accretion	199	—	2	201

Asset divestitures	11	—	—	11

Foreign exchange	127	—	2	129

At December 31, 2015	5 505	323	280	6 108

Less: current portion	(376)	(323)	(70)	(769)

	5 129	—	210	5 339

At December 31, 2015	5 505	323	280	6 108

Liabilities incurred	279	93	53	425

Change in discount rate	532	—	—	532

Changes in estimates	(824)	(79)	11	(892)

Liabilities settled	(269)	(30)	(68)	(367)

Accretion	269	—	—	269

Asset acquisitions (notes 7 and 8)	1 356	—	—	1 356

Foreign exchange	(98)	—	(1)	(99)

Reclassified to assets held for sale (note 39)	(4)	—	(5)	(9)

At December 31, 2016	6 746	307	270	7 323

Less: current portion	(403)	(307)	(71)	(781)

	6 343	—	199	6 542

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2016 was approximately $11.7 billion (December 31, 2015 – $9.9 billion). A weighted average credit-adjusted risk-free interest rate of 3.90% was used to discount the provision recognized at December 31, 2016 (December 31, 2015 – 4.37%). The credit-adjusted risk-free rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal, environmental and lease inducements provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2016	2015

1% Increase	(1 036)	(648)

1% Decrease	1 506	864

114   SUNCOR ENERGY INC. ANNUAL REPORT 2016

26. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Share Issuance

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

Normal Course Issuer Bid

Until August 4, 2016, the company was authorized to repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under the NCIB, the company was authorized to purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2016	2015

Share repurchase activities (thousands of common shares)

Shares repurchased	—	1 230

Amounts charged to

Share capital	—	17

Retained earnings	—	26

Share repurchase cost	—	43

Average repurchase cost per share	—	34.93

In accordance with applicable securities law, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS. The company did not resume repurchases after the offer was completed and did not renew its NCIB in response to the lower crude price environment.

27. SHARE-BASED COMPENSATION

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income (Loss) within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2016	2015

Equity-settled plans	48	44

Cash-settled plans	395	254

Total share-based compensation expense	443	298

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Liability Recognized for Share-Based Compensation

Reflected in the consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	2016	2015

Current Liability	359	322

Long-Term Liability (note 23)	364	309

Total Liability	723	631

The intrinsic value of the vested awards at December 31, 2016 was $406 million (December 31, 2015 – $356 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

(a) Active Stock Option Plan

Stock options granted by the company on or after August 1, 2010 provide the holder with the right to purchase common shares at the grant date market price, subject to fulfilling vesting terms. This plan replaced the pre-merger stock option plan of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2016	2015

Annual dividend per share	$1.16	$1.14

Risk-free interest rate	0.55%	0.65%

Expected life	5 years	5 years

Expected volatility	28%	28%

Weighted average fair value per option	$4.60	$6.68

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

(b) Discontinued Stock Option Plans

Executive and Key Contributor Stock Options

Options granted under these plans generally have a seven-to-ten-year life and vest over a three-year period. These plans were in place prior to August 1, 2009, and are accounted for as equity-settled awards.

Suncor Energy Inc. Stock Options with TSARs

Options granted between August 1, 2009 and July 31, 2010, have a seven-year life and vest annually over a three-year period. Each option included a tandem stock appreciation right (TSAR), allowing the option holder the right to receive a cash payment equal to the excess of the market price of Suncor's common shares at the time of exercise over the exercise price of the option. These awards are accounted for as cash-settled.

Legacy Petro-Canada Stock Options with CPAs

Options granted to executives and key employees prior to August 1, 2009, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life, vest over periods of up to four years and are accounted for as cash-settled awards. All options granted under this plan have expired at December 31, 2016.

116   SUNCOR ENERGY INC. ANNUAL REPORT 2016

The following table presents a summary of the activity related to Suncor's stock option plans:

	2016		2015

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	29 090	36.97	27 464	36.97

Granted	8 145	30.26	7 132	38.86

Exercised for cash payment	(1 441)	30.39	(28)	34.60

Exercised as options for common shares	(3 983)	33.36	(3 123)	30.21

Forfeited/expired	(369)	38.12	(2 355)	42.94

Outstanding, end of year	31 442	35.98	29 090	36.97

Exercisable, end of year	17 821	37.74	17 527	37.95

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $36.23 (2015 – $36.49) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2016, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)

19.44-29.99	330	2

30.00-39.99	25 393	5

40.00-49.99	5 584	1

50.00-59.99	41	1

60.00-69.97	94	1

Total	31 442	4

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2016	2015

	10 937	18 626

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

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(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2014	2 596	19 600	1 045

Granted	1 185	6 743	181

Redeemed for cash	(1 316)	(6 240)	(154)

Forfeited/expired	—	(999)	—

Outstanding, December 31, 2015	2 465	19 104	1 072

Granted	1 683	6 194	186

Redeemed for cash	(1 714)	(6 649)	(40)

Forfeited/expired	(21)	(491)	—

Outstanding, December 31, 2016	2 413	18 158	1 218

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

(a) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period. All SARs granted under this plan have expired at December 31, 2016.

The following table presents a summary of the activity related to Suncor's SAR plans:

	2016		2015

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	957	27.98	2 563	27.05

Granted	142	30.23	121	38.90

Exercised	(610)	23.07	(1 690)	27.22

Forfeited/expired	(4)	19.44	(37)	33.72

Outstanding, end of year	485	34.90	957	27.98

Exercisable, end of year	240	36.29	759	25.52

118   SUNCOR ENERGY INC. ANNUAL REPORT 2016

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2016, the carrying value of fixed-term debt accounted for under amortized cost was $15.1 billion (December 31, 2015 – $13.3 billion) and the fair value at December 31, 2016 was $17.5 billion (December 31, 2015 – $14.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

  •
  Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

  •
  Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements and which are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts outstanding at December 31, 2014	20	110	130

Cash Settlements – received during the year	(66)	(183)	(249)

Unrealized gains recognized in earnings during the year (note 9)	28	93	121

Fair value outstanding at December 31, 2015	(18)	20	2

Cash Settlements – paid (received) during the year	29	(13)	16

Unrealized losses recognized in earnings during the year (note 9)	(47)	(25)	(72)

Fair value outstanding at December 31, 2016	(36)	(18)	(54)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

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  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2016, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2016 and 2015.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	14	76	—	90

Accounts payable	(20)	(68)	—	(88)

Balance at December 31, 2015	(6)	8	—	2

Accounts receivable	46	109	—	155

Accounts payable	(100)	(109)	—	(209)

Balance at December 31, 2016	(54)	—	—	(54)

During the year ended December 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2016 and 2015.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented

Derivatives	1 631	(1 541)	90

Accounts receivable	1 799	(960)	839

Balance at December 31, 2015	3 430	(2 501)	929

Derivatives	1 765	(1 610)	155

Accounts receivable	2 058	(946)	1 112

Balance at December 31, 2016	3 823	(2 556)	1 267

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented

Derivatives	(1 629)	1 541	(88)

Accounts payable	(1 865)	960	(905)

Balance at December 31, 2015	(3 494)	2 501	(993)

Derivatives	(1 819)	1 610	(209)

Accounts payable	(1 975)	946	(1 029)

Balance at December 31, 2016	(3 794)	2 556	(1 238)

120   SUNCOR ENERGY INC. ANNUAL REPORT 2016

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. Trading activities are defined as activities intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2015.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into option contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$10.00 per barrel of crude oil as at December 31, 2016 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $112 million (2015 – $79 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2016 would increase earnings related to the company's debt by approximately $129 million (2015 – $120 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2016, the company had executed $1.9 billion in forward starting swaps. To the extent fixed interest rates increased by 1%, it is estimated that the company's pre-tax earnings would increase by $264 million (2015 – $204 million). The weighted average interest rate on total debt for the year ended December 31, 2016 was 6.2% (2015 – 6.1%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would increase by approximately $17 million (2015 – $33 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2016. The proportion of floating interest rate exposure at December 31, 2016 was 7.8% of total debt outstanding (2015 – 5.3%).

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2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2016 were $3.0 billion and $10.5 billion, respectively. Of Suncor's $10.5 billion in total credit facilities, $8.1 billion were available at December 31, 2016. In addition, Suncor has $2.0 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$3.0 billion under a Canadian and U.S. universal shelf prospectus.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2015

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	5 218	1 629	1 725

1 to 3 years	20	—	5 062

3 to 5 years	29	—	1 456

Over 5 years	38	—	19 976

	5 305	1 629	28 219

	December 31, 2016

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)

Within one year	5 379	1 819	2 325

1 to 3 years	28	—	5 238

3 to 5 years	14	—	3 031

Over 5 years	43	—	19 934

	5 464	1 819	30 528

(1)
Trade and other payables exclude net derivative liabilities of $209 million (2015 – $88 million)

(2)
Gross derivative liabilities of $1 819 million (2015 – $1 629 million) are offset by gross derivative assets of $1 610 million (2015 – $1 541 million), resulting in a net amount of $209 million (2015 – $88 million).

(3)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced significant credit downgrades in the past year, Suncor has not been significantly affected as the majority of Suncor's customers are large, established downstream companies

122   SUNCOR ENERGY INC. ANNUAL REPORT 2016

whose financial position is not directly tied to the benchmark price of crude oil. At December 31, 2016, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2016, the company's exposure was $1 765 million (December 31, 2015 – $1 631 million).

29. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to funds from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to funds from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2016 and 2015. The company's financial measures, as set out in the following schedule, were unchanged from 2015. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31, 2016	December 31, 2015

Components of ratios

Short-term debt		1 273	747

Current portion of long-term debt		54	70

Long-term debt		16 103	14 486

Total debt		17 430	15 303

Less: Cash and cash equivalents		3 016	4 049

Net debt		14 414	11 254

Shareholders' equity		44 630	39 039

Total capitalization (total debt plus shareholders' equity)		62 060	54 342

Funds from operations(1)		5 988	6 806

Net debt to funds from operations	<3.0 times	2.4	1.7

Total debt to total debt plus shareholders' equity		28%	28%

(1)
Funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

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30. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2016	Ownership % 2015

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	50.80	50.80

Non-operated:

Syncrude	Oil sands development	Canada	53.74	12.00

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.13-20.00	19.13-20.00

Hebron	Oil and gas production	Canada	21.03	22.73

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

Oda	Oil and gas production	Norway	30.00	30.00

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2016	2015	2016	2015

Net earnings (loss)	1	(14)	(3)	4

Other comprehensive income	—	9	—	—

Total comprehensive income (loss)	1	(5)	(3)	4

Carrying amount as at December 31	45	59	93	98

124   SUNCOR ENERGY INC. ANNUAL REPORT 2016

31. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2016, are shown below:

Material Subsidiaries	Principal Activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's oil sands operations assets.

Suncor Energy Products Inc.	This subsidiary held interests in the company's energy marketing and renewable energy businesses.(1)

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets NGLs and LPG for its downstream business.

Suncor Energy Venture Holding Corporation	A subsidiary which owned a 36.74% ownership in the Syncrude joint operation previously owned by COS.(2)

Suncor Energy Ventures Partnership	A subsidiary which owns a 17% ownership in the Syncrude joint operation.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

(1)
This subsidiary amalgamated into Suncor Energy Inc. on January 1, 2017.

(2)
This subsidiary amalgamated into Suncor Energy Ventures Corporation on January 1, 2017.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

32. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and by-products. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2016 and 2015 are as follows:

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($ millions)	2016	2015

Sales(1)	667	1 126

Purchases	152	201

Accounts receivable	61	73

Accounts payable and accrued liabilities	42	15

(1)
Includes sales to Parachem Chemicals Inc. of $219 million (2015 – $295 million) and UPI Inc. of $226 million (2015 – $241 million). The company's remaining interest in UPI Inc. was sold during the fourth quarter of 2016 and is no longer a related party. Sales to UPI Inc. up to the closing date of October 31, 2016 have been included.

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2016	2015

Salaries and other short-term benefits	13	12

Pension and other post-retirement benefits	5	5

Share-based compensation	74	39

	92	56

33. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment, are as follows:

	Payment due by period

($ millions)	2017	2018	2019	2020	2021	2022 and beyond	Total

Commitments

Product transportation and storage	1 627	968	854	915	898	9 260	14 522

Energy services	220	178	223	161	156	473	1 411

Drilling commitments	3	—	—	—	—	—	3

Exploration work commitments	—	121	97	120	164	66	568

Other	335	125	77	48	48	173	806

Operating leases	551	460	355	309	267	1 468	3 410

	2 736	1 852	1 606	1 553	1 533	11 440	20 720

Significant operating leases expire at various dates through 2042. For the year ended December 31, 2016, operating lease expense was $699 million (2015 – $800 million). Included in the table above is $96 million of commitments pertaining to the company's lubricants business and Cedar Point wind facility, which were sold subsequent to December 31, 2016 (note 41).

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices. The company has also entered into various pipeline commitments of $6.6 billion with contract terms up to 20 years, which are awaiting regulatory approval. In the event regulatory approval is not obtained, the company has committed to reimbursing certain costs to the service provider.

126   SUNCOR ENERGY INC. ANNUAL REPORT 2016

(b) Contingencies

Legal and Environmental Contingent Liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 25), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Operational Risk

The company also has exposure to some operational risks, which is reduced by maintaining an insurance program.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2016, Suncor's insurance program includes coverage of up to US$1.3 billion for oil sands risks, up to US$1.05 billion for offshore risks and up to US$1.3 billion for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$400 million that covers all of Suncor's assets. Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

(c) Guarantees

At December 31, 2016, the company provides loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 22) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint venture undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2016, the probability is remote that these guarantee commitments will impact the company.

34. OIL SANDS ASSET SWAP

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation (TransAlta). Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's Oil Sands operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount.

The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair value was calculated using an expected future cash flow approach with

SUNCOR ENERGY INC. ANNUAL REPORT 2016    127

a risk-adjusted discount rate of 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of wind assets	124

Fair value of deferred financing arrangement	303

Total purchase consideration	427

Purchase price allocation

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

35. ROSEBANK ACQUISITION

On October 6, 2016, Suncor completed the purchase of a 30% interest in the U.K. North Sea Rosebank project from OMV (U.K.) Limited (OMV) for an initial payment of US$50 million to OMV. In the event the co-venturers approve the Rosebank project final investment decision and Suncor elects to participate, Suncor could pay additional consideration of up to US$165 million. As the additional consideration is dependent on Suncor approval of the final investment decision, no amount has been recognized at December 31, 2016.

36. ACQUISITION OF ADDITIONAL INTEREST IN FORT HILLS

During the fourth quarter of 2015, the company completed the purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for consideration of $360 million. Suncor's share of the project is now 50.8%.

37. FORT HILLS

The company has assessed the impact of the construction delay due to the forest fires in the second quarter of 2016, and other construction changes associated with the complexity and scale of secondary extraction detailed design development, and now estimates the overall cost of the Fort Hills' project to be between $16.5 and $17.0 billion. Suncor has also incurred an additional $160 million on the project due to changes in the Canadian dollar since the project was sanctioned. The increase in project costs is viewed as an indicator of impairment and the company performed an impairment test on its share of the project as at December 31, 2016. The impairment test was performed using a fair value less cost of disposal methodology, and no impairment was noted. An expected cash flow approach was used based on 2016 year end reserves data and long-range planning assumptions reviewed and approved by management, with the following assumptions (Level 3 fair value inputs):

•
WCS price forecasts of C$56.40/bbl starting at first oil in late 2017, C$59.55/bbl in 2018, C$62.60/bbl in 2019, C$74.40 in 2020 and beyond, (expressed in real dollars), adjusted for asset specific location and quality differentials;

•
risk adjusted discount rate of 7.5% (after-tax);

•
production of approximately 94,500 barrels per day following a twelve-month ramp-up period starting late in the fourth quarter of 2017;

128   SUNCOR ENERGY INC. ANNUAL REPORT 2016

•
go forward construction capital of $1.8 billion; and

•
operating costs averaging approximately $23.40 per barrel over the life of the project (expressed in real dollars).

Based on the above assumptions, the estimated recoverable amount in respect of the company's interest in Fort Hills exceeds the carrying value. The recoverable amount is sensitive to changes in the key assumptions. Future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment. A 5% decrease in the assumed realized prices would decrease the recoverable amount by approximately $1 billion. A 1% increase in the discount rate would decrease the recoverable amount by approximately $1.35 billion, a 5% increase in the estimated future operating costs would decrease the recoverable amount by $400 million and a 10% increase in the company's share of the remaining development capital would decrease the recoverable amount by $140 million (sensitivities are after-tax).

The carrying value of the company's share of the Fort Hills project at December 31, 2016 was $8.2 billion, including amounts allocated to the project at the time of the company's merger with Petro-Canada in 2009.

38. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company's investment in Pioneer was recorded at fair value and classified as an available for sale financial instrument. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy and realized an after-tax gain of $68 million in the Refining and Marketing segment.

39. ASSETS HELD FOR SALE

As at June 30, 2016, the company had reclassified the assets and liabilities related to its lubricants plant and associated infrastructure as assets held for sale. The lubricants business is reported within the Refining and Marketing segment. See note 41 for closing of sale.

The table below details the assets and liabilities of the lubricants business that were held for sale as at December 31, 2016:

($ millions)

Assets

Accounts receivable	209

Prepaids	3

Inventories	258

Property, plant and equipment, net	428

Total assets	898

Liabilities

Accounts payable and accrued liabilities	72

Income taxes payable	3

Pension liability	20

Deferred income taxes	71

Total liabilities	166

At September 30, 2016, the company has reclassified certain assets and liabilities related to its renewable energy business as assets held for sale. Suncor has commenced a sale process for these assets and anticipates that a sale could occur within the next nine months from December 31, 2016. The renewable energy business is reported within the Corporate segment. See note 41 for the sale of the Cedar Point wind facility, included in the assets and liabilities held for sale below.

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The table below details the assets and liabilities of the renewable energy business that were held for sale as at December 31, 2016:

($ millions)

Assets

Accounts receivable	23

Property, plant and equipment, net	284

Total assets	307

Liabilities

Accounts payable and accrued liabilities	12

Other long-term liabilities	10

Provisions	9

Total liabilities	31

40. SUSPENDED EXPLORATORY WELL COSTS

($ millions)	2016	2015

Beginning of year	212	346

Additions	209	—

Transfers to oil and gas assets	(65)	—

Capitalized exploratory well costs charged to expense	(356)	(134)

End of year	—	212

The following provides an aging of amounts capitalized as suspended exploratory wells at December 31 based on the completion date of the individual well.

($ millions)	2016	2015

Suspended exploratory well costs that have been capitalized for a period less than one year	—	—

Suspended exploratory well costs that have been capitalized for a period greater than one year	—	212

	—	212

Number of suspended exploratory wells that have been capitalized for a period greater than one year	—	3

At December 31, 2016, there are no suspended capitalized costs for exploratory wells. Suspended capitalized costs for exploratory wells completed prior to December 31, 2015 are associated with projects located in Norway (three wells). During 2016, one well was transferred to oil and gas assets as the project received sanction, and two wells were impaired to zero carrying value due to uncertainty around plans for future development.

41. SUBSEQUENT EVENTS

On February 1, 2017, the company completed the sale of its Petro-Canada Lubricants Inc. (PCLI) business to a subsidiary of HollyFrontier Corporation (HollyFrontier) for gross proceeds of $1.125 billion, subject to customary post-closing adjustments. The sale includes PCLI's production and manufacturing centre in Mississauga, Ontario and the global marketing and distribution assets held by PCLI, including its global offices. Under the terms of the agreement, HollyFrontier will continue to operate the lubricants business under the Petro-Canada trademark. On January 24, 2017, the company completed the sale of its interest in the Cedar Point wind facility for gross proceeds of $291 million.

130   SUNCOR ENERGY INC. ANNUAL REPORT 2016

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  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2016